EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	2001	2002	2003	2004	2005	Nine months ended September 30, 2006
Fixed charges and preferred stock dividends:						
Interest	$ 358	$ 350	$ 345	$ 332	$ 342	$ 309
Interest portion of annual rentals	6	4	4	4	5	5
Preferred dividends of subsidiaries (1)	16	14	11	12	10	11
Total fixed charges	380	368	360	348	357	325
Preferred dividends for purpose of ratio	-	-	-	-	-	-
Total fixed charges and preferred dividends for purpose of ratio	$ 380	$ 368	$ 360	$ 348	$ 357	$ 325
Earnings:						
Pretax income from continuing operations	$ 730	$ 738	$ 816	$ 1,106	$ 948	$ 1,423
Add:						
Total fixed charges (from above)	380	368	360	348	357	325
Distributed income of equity investees	-	-	-	-	-	359
Less:						
Interest capitalized	11	29	26	8	28	32
Equity in income (loss) of unconsolidated subsidiaries and joint ventures	12	(55)	5	36	66	380
Minority interest in income of consolidated subsidiaries	-	-	-	-	-	4
Total earnings for purpose of ratio	$ 1,087	$ 1,132	$ 1,145	$ 1,410	$ 1,211	$ 1,691
Ratio of earnings to combined fixed charges and preferred stock dividends	2.86	3.08	3.18	4.05	3.39	5.20
Ratio of earnings to fixed charges	2.86	3.08	3.18	4.05	3.39	5.20

(1) In computing this ratio, "Preferred dividends of subsidiaries" represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.